Exhibit 99.4

REVIEW OF OPERATING PERFORMANCE

Common shareholders’ net income for the third quarter of 2002 was $114 million, up $23 million over the comparable quarter last year. Common shareholders’ net income year to date was $359 million, up 18% over the comparable period in the prior year. The return on common shareholders’ equity for the 12 months ended September 30, 2002, excluding the September 11 provision set up last year, was 13.4%, down from the 13.7% reported for the 12 months ended September 30, 2001.

The year-over-year increase in common shareholders’ net income of $23 million for the quarter ended and $55 million for the year-to-date period ended September 30, 2002 was primarily the result of:

	VARIANCE TO PRIOR YEAR
(in millions of Canadian dollars)	Third Quarter	Year to date

Mortality and morbidity experience	$(3)	$18

General expense efficiencies	3	17

Net investment spreads and other	10	(6)

Impact of declines in global stock markets	(13)	(21)

Write-down in 2001 of future tax assets relating to lower tax rates	4	13

Increase in common shareholders’ net income before the following:	$1	$21

Impact of September 11, 2001	15	15

Goodwill amortization	7	19

Increase in common shareholders’ net income	$23	$55

Excluding the $15 million provision taken in the third quarter of 2001 for September 11th claims and adjusting for the impact of the change in accounting for goodwill, shareholders’ net income for the quarter was up slightly over the comparative quarter in the previous year and remained well ahead of last year on a year-to-date basis.

We experienced some adverse mortality and morbidity experience in the United Kingdom and Ireland during the quarter, the impact of which was offset principally by continuing improvement in expense efficiency and favourable investment spreads. Stock market indices in Canada, the United States and the United Kingdom as at September 30, 2002 were on average 18% lower than September 30, 2001 and 17% lower than June 30, 2002. This has had an adverse impact on net investment income, fee-based revenues and actuarial liabilities. The impact on shareholders’ net income was $13 million relative to the third quarter of last year and $20 million compared with the second quarter of this year. A write-down of tax assets in 2001 resulting from changes in statutory tax rates in Canada has favourably impacted the increase in year-over-year shareholders’ net income.

Premiums, premium equivalents and new deposits of $2,812 million for the third quarter were up $61 million or 2% over the comparable period in 2001. General fund premium revenue of $1,561 million for the quarter was up $226 million from the prior year as a result of continuing strong sales of payout annuities in the United Kingdom and Canada, growth in group protection in the United States and growth in life reinsurance. Segregated funds deposits of $862 million for the third quarter decreased by $55 million from the third quarter of 2001, primarily due to global stock market declines. ASO premium equivalents and other deposits of $389 million for the third quarter decreased $110 million as compared to the same quarter in the prior year, primarily as a result of a large one-time deposit in 2001 that did not recur this year.

Assets under administration were $65,164 million as at September 30, an increase of $2,558 million or 4% over the same date last year but down $285 million from the end of the second quarter of 2002. Segregated funds assets of $20,776 million were up $683 million from the same date last year but dropped by $1,153 million from the end of the second quarter of this year as a result of the decline in global stock markets, which was partially offset by the strengthening of the British pound and the Euro against the Canadian dollar. General fund assets of $36,663 million increased by $2,337 million from September 30 last year and up $1,422 million from June 30, 2002 as a result of general business growth and the strengthening of the British pound, U.S. dollar and Euro against the Canadian dollar.

Asset quality – The quality of the Company’s general fund invested asset portfolio remained high throughout the quarter. The average rating for our $20,933 million bond portfolio remained at A+ at quarter end, unchanged from that at September 2001. The net carrying value of impaired investments as at September 30, 2002 was $102 million, a decrease of $49 million or 32% compared to September 30, 2001. The reduction was largely due to recoveries, redemptions, and sales of impaired bonds and mortgage positions. The change in provisions for losses on invested assets, together with write-offs and realized losses expensed in the consolidated statement of net income, for the quarter was $8 million. In addition to specific investment provisions for current asset impairments, the Company provides for potential future asset defaults through the reduction of the assumed investment yields used in the calculation of actuarial liabilities.

Capital management — The Company’s measure of capital adequacy for regulatory purposes, as quantified by its MCCSR ratio, increased to 214% as compared to the 212% reported at the end of the second quarter of this year. The Company’s

MCCSR ratio is well above the 184% reported at the end of the third quarter of 2001 primarily as a result of the additional capital raised since that time.

PERFORMANCE BY BUSINESS SEGMENT

Financial Performance by Operating Division

					International
		United	United	Republic of	and
(in millions of Canadian dollars)	Canada	Kingdom	States	Ireland	Reinsurance	Corporate	Total

For the three months ended September 30

2002

Shareholders’ net income (loss)	$47	$44	$21	$5	$3	$(4)	$116

Premiums, premium equivalents and new deposits

General fund premiums	$541	$422	$459	$38	$101	$—	$1,561

Segregated funds deposits	249	370	67	176	—	—	862

ASO premium equivalents and other deposits	377	11	—	—	1	—	389

	$1,167	$803	$526	$214	$102	$—	$2,812

2001

Shareholders’ net income (loss)	$48	$28	$14	$13	$(12)	$—	$91

Premiums, premium equivalents and new deposits

General fund premiums	$457	$269	$450	$78	$81	$—	$1,335

Segregated funds deposits	307	513	12	84	1	—	917

ASO premium equivalents and other deposits	477	22	—	—	—	—	499

	$1,241	$804	$462	$162	$82	$—	$2,751

As at or for the nine months ended September 30

2002

Shareholders’ net income (loss)	$140	$115	$74	$24	$14	$(1)	$366

Premiums, premium equivalents and new deposits

General fund premiums	$1,478	$1,080	$1,351	$105	$277	$—	$4,291

Segregated funds deposits	1,019	1,142	138	495	1	—	2,795

ASO premium equivalents and other deposits	1,555	44	—	—	2	—	1,601

	$4,052	$2,266	$1,489	$600	$280	$—	$8,687

Assets under administration

General fund	$14,181	$9,019	$11,102	$1,162	$1,199	$—	$36,663

Segregated funds	7,038	10,279	629	2,826	4	—	20,776

Other assets	7,154	559	—	—	12	—	7,725

	$28,373	$19,857	$11,731	$3,988	$1,215	$—	$65,164

2001

Shareholders’ net income (loss)	$123	$92	$61	$27	$(2)	$3	$304

Premiums, premium equivalents and new deposits

General fund premiums	$1,407	$773	$1,273	$295	$238	$—	$3,986

Segregated funds deposits	1,080	1,515	31	363	1	—	2,990

ASO premium equivalents and other deposits	1,470	68	—	—	—	—	1,538

	$3,957	$2,356	$1,304	$658	$239	$—	$8,514

Assets under administration

General fund	$13,989	$7,288	$10,710	$1,500	$839	$—	$34,326

Segregated funds	7,252	10,246	680	1,911	4	—	20,093

Other assets	7,598	578	—	—	11	—	8,187

	$28,839	$18,112	$11,390	$3,411	$854	$—	$62,606

CANADIAN DIVISION

Shareholders’ net income of $47 million for the third quarter was $1 million less than the comparable quarter in 2001. The benefits of premium revenue growth, improved operational efficiencies, improvements in our asset and liability matching program and a lower effective tax rate as a result of a write-down of tax assets in 2001 that did not recur in 2002 were not enough to offset the impact of stock market declines during the quarter. Shareholders’ net income for the nine months ended September 30, 2002 has increased $17 million or 14% over the comparable period last year.

General expenses were $7 million higher than the comparable quarter last year due to ongoing costs related to the direct affinity marketing operation acquired in the fourth quarter of 2001 and continued investment in new administration systems, partially offset by the benefits of the new systems in the Division’s individual insurance operations. Third quarter expenses included $2 million of one-time restructuring expenses, primarily within technology support areas.

Premiums, premium equivalents and new deposits were $1,167 million for the quarter, 6% below the comparable period last year. General fund premiums of $541 million in the third quarter of 2002 grew $84 million over 2001 primarily due to strong guaranteed and payout annuity sales and an increase in group health premiums. Segregated funds deposits of $249 million in the quarter decreased by $58 million over the prior year period, mainly in group savings due to fewer cases coming to the market and customers’ preference shifting away from equity markets as a result of poor market conditions. Other deposits and ASO business of $377 million declined by $100 million from 2001 primarily due to a one-time large deposit last year that did not recur this year.

Assets under administration of $28,373 million as at September 30, 2002 decreased by $466 million from the same date last year. Total general fund assets of $14,181 million increased $192 million as a result of general business growth, while segregated funds assets of $7,038 million decreased by $214 million compared to the third quarter in 2001, consistent with stock market declines. At September 30, 2002, the S&P/TSX index had declined 10% and 14% since September 30, 2001 and June 30, 2002, respectively. Other assets under administration of $7,154 million decreased $444 million from prior year period levels as a result of lower stock markets.

Outlook – We have achieved key milestones in our “pursuit of Business Excellence” journey by receiving the National Quality Institute’s Progressive Excellence Program (PEP) Level 2 Certification. Building on the commitment established to receive Level 1 in 2001, the second level indicates that we have moved closer to our achievement of business excellence by developing and implementing approaches that will increase customer satisfaction and operational effectiveness. This positions us to achieve increased levels of profitable top line growth in the future.

Aligned with our pursuit of Business Excellence is our formalized, customer-centric approach to process improvement. We have successfully streamlined processes, while achieving increased customer satisfaction and productivity improvements. Our approach, as well as the streamlined process designs, are now being shared with the other Divisions in the Company.

On October 31, 2002, we completed the acquisition of CNA Life Insurance Company of Canada. We are currently working to ensure a smooth and seamless transition for brokers and policyholders. This acquisition is expected to be accretive to earnings in 2003.

UNITED KINGDOM DIVISION

Shareholders’ net income of $44 million for the third quarter increased by $16 million over the comparable period last year. The increase was the result of continued strong growth in the group annuity business generating higher net investment income and higher fee income in the Company’s Isle of Man subsidiary due to an increase in assets and the strengthening of the British pound against the Canadian dollar. Other expenses have decreased $4 million in the third quarter of 2002 compared to the prior year period due to goodwill, which is no longer amortized under the new accounting recommendations adopted January 1, 2002.

Premiums, premium equivalents and new deposits of $803 million for the quarter were $1 million less than the comparable quarter last year. General fund premiums of $422 million for the third quarter increased by $153 million from the prior year period mainly due to continued strong payout annuity sales. Lower United Kingdom equity markets have continued to impact sales in wealth management, particularly in segregated funds. Despite this influence, excluding a large one-time sale in the Company’s Isle of Man subsidiary in the third quarter of last year, segregated funds deposits of $370 million were at a similar level to the third quarter last year.

Assets under administration grew to $19,857 million at quarter end, up $1,745 million from the comparable date last year. Total general fund assets of $9,019 million increased $1,731 million from the same date last year, due to strong group annuity sales for the last 12 months and the strengthening of the British pound against the Canadian dollar. Segregated funds assets of $10,279 million were up $33 million from the same date last year, as a result of growth in net premium deposits in the 12 months and the strengthening of the British pound against the Canadian dollar and despite the year-over-

year decline in the stock markets. The U.K. FTSE 100 at quarter end has dropped by 24% since the end of the third quarter of 2001 and 20% since June 30, 2002.

Outlook – The transaction to acquire Royal & SunAlliance’s group life and long term disability insurance business was completed on October 1, 2002. The process of integrating this business into our existing group business has begun and is expected to be completed by the end of 2003. The acquisition will add to premium revenue in the group life and group protection funds. The acquisition is expected to be neutral to net income for the remainder of 2002 and to be accretive to net income in 2003 and beyond.

Effective November 1, 2002, the Company ceased operating the Financial Consultancy sales force in the United Kingdom. This strategic step follows a steady decline of both sales and consultant numbers over the past four years driven by increasing regulatory and market pressures. Cost savings from this closure are expected in 2003. We will now focus on selling products through an Independent Financial Advisor network. While no material impact is expected on shareholders’ net income, expenses will rise in the fourth quarter of 2002.

UNITED STATES DIVISION

Shareholders’ net income of $21 million for the third quarter increased by $7 million or 50% from the third quarter of 2001. Positive mortality experience, good expense management and increases in investment performance resulting from continued asset and liability matching programs were the key contributing factors to the increase in earnings. Third quarter expenses included a one-time cost of $2 million to relocate support service positions to Regina, which is discussed in further detail below. While group protection results were consistent with the third quarter of 2001, in the current economic environment there have been increases in new disability claims, resulting in the deterioration of the positive group protection earnings reported in the first two quarters of 2002. Year-to-date shareholders’ net income of $74 million increased $13 million or 21% over the comparable period last year.

Premiums, premium equivalents and new deposits of $526 million for the third quarter were up $64 million or 14% from the comparable period last year. General fund premiums of $459 million increased by $9 million or 2% over the third quarter of 2001. This increase was primarily a result of strong organic growth in group protection and fixed annuity premiums, somewhat offset by a decrease in GIC sales. Segregated funds deposits of $67 million rose by $55 million from the third quarter in 2001, resulting from enhanced variable annuity fund offerings.

Assets under administration increased by $341 million to $11,731 million as at September 30, 2002 from the comparable date last year. Total general fund assets of $11,102 million as at September 30, 2002 increased by $392 million from the third quarter last year, primarily due to organic business growth in the individual fixed annuity and individual insurance product lines. Segregated funds assets of $629 million as at September 30, 2002 decreased by $51 million from the comparable date last year due to stock market declines. At September 30, 2002, the S&P’s 500 index declined 22% and 18% compared to September 30, 2001 and June 30, 2002, respectively.

Outlook – In the second quarter of 2002, we made plans to relocate approximately 90 full-time support service positions to the Company’s Western Headquarters in Regina from Atlanta. This move was successfully completed during the third quarter of 2002. Associated expense savings will occur in 2003. To improve group protection profitability, re-pricing and claims management initiatives will continue.

REPUBLIC OF IRELAND DIVISION

Shareholders’ net income of $5 million for the third quarter of 2002 was $8 million lower than the third quarter last year. Third quarter 2002 earnings, relative to 2001, have been adversely impacted by movements in the stock markets and a release in 2001 of some mortality and lapse margins that did not recur this year.

Premiums, premium equivalents and new deposits of $214 million for the third quarter of 2002 have increased from $162 million as compared to the same quarter last year. This was due to higher premium income from the government sponsored “Special Savings Incentive Accounts” and the strengthening of the Euro relative to the Canadian dollar.

With new actuarial standards introduced in 2001, the “Unitized with Profit Fund” business was reclassified from the general fund to segregated funds business. The transfer of this business had no impact on net income, but changes year-over-year comparability of general and segregated funds premiums and assets as prior periods have not been restated. The “Unitized with Profit” premiums included in the segregated funds deposits were $43 million this quarter and $154 million year to date compared to $43 million in the third quarter and $180 million year to date included in general fund premiums for the comparable periods in 2001.

Our operation in Germany performed well in the quarter. Sales have continued to grow and more than 6,000 policies have been sold year to date September 30, 2002 compared to 4,161 policies sold for the full year 2001.

Assets under administration grew to $3,988 million, up $577 million from the comparable date last year. This was principally due to the strengthening of the Euro relative to the Canadian dollar, and general business growth, partially offset by adverse movements in the stock market. At September 30, 2002, the Irish Stock Exchange declined 23% and 19% compared to September 30, 2001 and June 30, 2002, respectively.

As a result of the change to the classification of “Unitized with Profit Fund” mentioned above, the split of general fund assets and segregated funds assets has changed from the third quarter 2001. After adjusting for this, the total general fund assets in the third quarter 2001 were $1,002 million and had increased to $1,154 million by the end of the third quarter 2002.

Outlook – We are focusing development efforts in Ireland on pensions, protection and guaranteed products to replace the sales of equity backed products that have declined due to a decline in the stock market.

Pensions is a rapidly growing market and an area where we have grown more quickly than our competitors. We will continue to focus on this area for future growth. New government regulations are likely to extend this market further with the development of a new type of product called the Personal Retirement Savings Account. We will use this opportunity to enhance our existing product line to achieve the desired market place growth.

We are also focusing on growth in the German marketplace and have significant success to date this year. We will continue to improve on this performance by increasing the number of supporting brokers, working with key distribution channels and expanding our product range.

INTERNATIONAL AND REINSURANCE DIVISION

Shareholders’ net income of $3 million for the third quarter was comparable with the prior year, excluding the $15 million after-tax provision established for September 11th claims. Improved morbidity experience in the run-off accident and health reinsurance was offset by worse than expected morbidity experience in our Caribbean group health business. For September 11, 2001 claims we continue to hold an overall provision at the level established in the fourth quarter of 2001, although actual claims payments are occurring at a slower pace than originally estimated.

Premiums, premium equivalents and new deposits of $102 million for the third quarter were up $20 million or 24% from the prior year. The increase was as a result of growth in the life reinsurance line of business, partially offset by a decrease in premiums from the run-off of accident and health reinsurance business.

Assets under administration of $1,215 million increased $361 million or 42% over the comparable date last year due to general growth in business.

Outlook – During the remainder of 2002, our life reinsurance operations will focus on expanding our client base and increasing our market share in the United States while continuing to pursue new business opportunities through Canada Life International Re Ltd.

Supplementary Financial and Other Information – Unaudited

As at or for the three months ended	September 30	June 30	March 31	December 31	September 30
(in millions of Canadian dollars except per share and percentage amounts)	2002	2002	2002	2001	2001

PERFORMANCE MEASURES

Common shareholders’ net income	$114	$125	$120	$38	$91

Basic earnings per common share	$0.71	$0.78	$0.75	$0.23	$0.57

Book value per common share	$22.64	$21.04	$20.59	$20.19	$20.10

Dividend per common share	$0.15	$0.15	$0.15	$0.13	$0.13

Dividend per preferred share	$0.390625	$0.390625	$0.398116	$—	$—

Return on common shareholders’ equity — last 12 months	11.6%	11.7%	11.5%	11.1%	13.2%

Return on common shareholders’ equity — annualized	13.1%	15.0%	14.6%	4.6%	11.7%

PREMIUMS, PREMIUM EQUIVALENTS AND NEW DEPOSITS

General fund premiums	$1,561	$1,413	$1,317	$1,372	$1,335

Segregated funds deposits	862	1,028	905	838	917

ASO premium equivalents and other deposits	389	598	614	505	499

	$2,812	$3,039	$2,836	$2,715	$2,751

ASSETS UNDER ADMINISTRATION

General fund	$36,663	$35,241	$34,849	$34,951	$34,326

Segregated funds	20,776	21,929	23,005	22,090	20,093

	57,439	57,170	57,854	57,041	54,419

Other assets	7,725	8,279	8,669	8,384	8,187

	$65,164	$65,449	$66,523	$65,425	$62,606

DEBT AND CAPITALIZATION

Subordinated debentures	$550	$550	$550	$550	$550

Canada Life Capital Securities	450	450	450	—	—

Participating policyholders’ equity	43	41	42	40	34

Share capital

Preferred shares	145	145	145	145	—

Common shares	317	317	317	317	317

Retained earnings	3,314	3,058	2,986	2,921	2,907

Total equity	$3,819	$3,561	$3,490	$3,423	$3,258

MCCSR ratio	214%	212%	213%	191%	184%

Debt and preferred share capital to total capital ratio	23.8%	25.2%	25.6%	17.6%	14.4%
COMMON STOCK PERFORMANCE

“CL” — Toronto Stock Exchange

High	$37.40	$40.89	$44.64	$47.00	$47.91

Low	$30.56	$35.82	$37.50	$39.10	$38.10

Close	$31.95	$37.20	$40.00	$44.28	$44.85

“CLU” — New York Stock Exchange (U.S. Dollars)

High	$24.57	$26.40	$27.83	$29.98	$31.26

Low	$19.34	$23.31	$23.73	$24.98	$24.85

Close	$20.19	$24.57	$25.15	$27.75	$28.38

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Information

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company, founded in 1847, and is traded on the Toronto Stock Exchange under the symbol “CL” and the New York Stock Exchange under the symbol “CLU”. Canada Life Financial Corporation has total consolidated assets under administration in excess of $65 billion. Headquartered in Toronto, Canada, the Company operates principally in Canada, the United Kingdom, the United States, the Republic of Ireland, and in numerous other countries.

Corporate Address: Canada Life Financial Corporation 330 University Avenue Toronto, Ontario, Canada M5G 1R8 Phone: 416-597-1456 Website: www.canadalife.com	Investor Relations:
Brian Lynch
Vice-President, Investor Relations
330 University Avenue
Toronto, Ontario, Canada M5G 1R8
Phone: 416-597-1440 (ext. 6693) or
             416-204-2381
E-mail: investor_relations@canadalife.com	Corporate Communications: Ardyth Percy-Robb Corporate Communications Vice-President 330 University Avenue Toronto, Ontario, Canada M5G 1R8 Phone: 416-597-1440 (ext. 6104) E-mail: info@canadalife.com

Shareholder Information

Canada Life Financial Corporation hosts a Third Quarter Earnings Results Conference Call at 3:00 p.m. November 6, 2002, Toronto time. Members of the media are welcome to audit the call. In Toronto, the number is 416-695-5806. Toll free, North America, the number is 800-273-9672. Participants are asked to provide their name, location and organization to the operator. A playback of this call is available after 5:00 p.m. November 6, 2002, Toronto time until midnight, Toronto time on November 13, 2002 at 416-695-5800 (Passcode: 1140083) or toll free in North America at 800-408-3053 (Passcode: 1140083). The call is also made available to listeners live over the internet through Canada Life’s website. Go to www.canadalife.com/Investor and click on “Presentations”. This web cast is archived and available on the website.

Shareholder Services:

Any inquiries regarding change of address, shareholder dividends, change in registration of shares, or any other shareholder administration issues should be directed to our transfer agent.

Transfer agent:

Canada Computershare Trust Company of Canada 100 University Ave. 9th Floor Toronto, Ontario M5J 2Y1 Phone: 1-888-284-9137 E-mail: canadalife@computershare.com	United Kingdom Computershare Investor Services PLC The Pavilions, Bridgwater Road, Bristol, England BS99 7NH Phone: 0870-702-0164 E-mail: canadalife@computershare.com	United States Computershare Investor Services, LLC P.O. Box A3504 Chicago, Illinois 60690-3504 Phone: 1-888-284-9137 E-mail: webqueries@computershare.com	Republic of Ireland Computershare Investor Services (Ireland) Ltd. Heron House, Corrig Road, Sandy Ford Industrial Estates, Dublin 18 Phone: 01-216-3100 E-mail: canadalife@computershare.com